CTDC Management Meets with General Wesley Clark in New York

HONG KONG – September 18, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “we” or “the Company”), a provider of solar energy products and solutions in China, today announced that the management met with General Wesley K. Clark, Chairman of investment bank Rodman & Renshaw and one of the most distinguished retired military officers in US, to discuss the Company’s merger and acquisition strategies and the potential opportunity for mutual cooperation in green energy sector to utilize the resources of both parties on September 11, 2009 in New York.

Mr. Alan Li, Chairman and CEO of the Company, extensively exchanged the fundamental information with General Wesley Clark, including the Company’s profile, Chinese solar industry development policies and potential outlook, and CTDC’s merger and acquisition strategies in the solar energy industry.

As a member of the Clinton Global Initiative’s Energy & Climate Change Advisory Board and American Council on Renewable Energy’s (“ACORE”) Advisory Board, General Wesley Clark expressed his strong interest in cooperation with the Company in Chinese green energy industry and extended strong endorsement for CTDC’s M & A strategies. “With the positive renewable energy policies being adopted by the Chinese government, China presents one of the biggest markets for solar industry and low carbon economy in the near future. I will endeavor to help CTDC, a China-based solar company, to implement its strategies by introducing some appropriate acquisition targets in US and providing assistance in fund raising,” said General Wesley Clark.

“We are honored to meet with General Clark and very pleased to have General’s support,” commented by Mr. Alan Li. “We expect to make big strides forward in achieving our goals by seizing the growth opportunities available in both China and the United States.”

About General Wesley K. Clark:
General Wesley K. Clark is a businessman, educator, writer and commentator. General Clark serves as Chairman and CEO of Wesley K. Clark & Associates, a strategic consulting firm; Chairman of investment bank Rodman & Renshaw; Chairman of Emergya Wind Technologies Americas; Co-Chairman of Growth Energy; senior fellow at UCLA’s Burkle Center for International Relations; Director of International Crisis Group; and Chairman of City Year Little Rock. Clark retired a four star general after 38 years in the United States Army. He graduated first in his class at West Point and completed degrees in Philosophy, Politics and Economics at Oxford University (B.A. and M.A.) as a Rhodes Scholar. In his last assignment as Supreme Allied Commander Europe he led NATO forces to victory in Operation Allied Force, saving 1.5 million Albanians from ethnic cleansing. His awards include the Presidential Medal of Freedom, Defense Distinguished Service Medal (five awards), Silver star, bronze star, purple heart, honorary knighthoods from the British and Dutch governments, and numerous other awards from other governments, including award of Commander of the Legion of Honor (France).

About CTDC:
CTDC is a provider of solar energy products and solutions in China. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China, and Beijing Holdings Limited, the largest integrated conglomerate established by Beijing Municipal Government outside mainland China.

For more information, please visit our website at .

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709
Email: ir@chinactdc.com